
02002774



82-1846

02 JAN 30 AM 8:01

SUPPL

For Immediate Release: October 17, 2001

NEW TECHNOLOGY HEIGHTENS EXPLORATION POTENTIAL AT RAINY RIVER; EXCEPTIONALLY STRONG DRILL TARGETS TO BE TESTED

Toronto, October 17, 2001- Nuinsco continues exploration on the Rainy River greenstone belt with new magnetotelluric (MT) geophysical technology. This powerful system is currently being used by major producers and has successfully located known deposits as deep as two kilometers. Preliminary analysis of Nuinsco's field data has produced a number of excellent MT drill targets associated with highly altered volcanic rocks. Investors should expect an imminent and exciting diamond drill campaign.

In early 2001 Dr. Jim Franklin, a noted geoscientist and expert in VMS metallogeny and formerly chief scientist of the Geological Survey of Canada, together with Paul Jones the Company's chief geologist completed a compilation of Nuinsco's extensive database on the Rainy River greenstone belt. This compilation of the geological, geochemical, geophysical surveys, and diamond drill records led to Dr. Franklin's conclusions that ***"there are strong parallels between the Rainy River geology and rock alteration patterns with those of a typical VMS environment and are particularly similar to the multiple-deposit mining camps of Bousquet (Quebec) and Sturgeon Lake (Ontario)".*** Districts such as these typically contain three to five economic deposits. Nuinsco's 17 gold zone with fracture-controlled and disseminated sulphide hosted by sericitic volcanics compares favourably to the Bousquet #1 and Doyon deposits.

The major obstacle to Nuinsco's past exploration efforts at Rainy River has been the presence of thick horizons of conductive clay concealing any buried mineralization. **Nuinsco has overcome this problem and achieved a breakthrough using Phoenix Geophysics' MT (magnetotelluric) geophysical system, which has succeeded in penetrating the previously impermeable clay cover.** Efficacy of the MT system was first tested in a pilot study conducted by Phoenix over the known 17 and 34 mineralized zones. Not only did MT locate both zones, the strength and size were also discerned; (Refer to www.nuinsco.ca & link to Phoenix Geophysics for complete information on MT technology).

"We have never before been able to geophysically penetrate the overburden reliably. The MT system has done that and it has identified exceptionally strong drill targets," Doug Hume, Nuinsco Chairman, commented.

The Company has received a preliminary geophysical interpretation, which has outlined distinctive high-potential target areas. The Phoenix geophysicist who is interpreting field data has compared the strength of Rainy River anomalies favourably with other known ore bodies. While an element of risk with exploration is always present, Nuinsco believes that the odds on success here are very high and subsequent activities can be approached with considerable confidence. All MT anomalies are located in sectors with coincident geological, geochemical and geophysical responses. The fact that the geology of the region has already yielded two ore-forming occurrences (the 17 gold zone and 34 base-metal/PGE zone) indicates one or more of the conductive bodies identified by the MT system could yield economic mineralization.

Nuinsco is proceeding with an Offering Memorandum to raise super flow through financing to carry out a major drill program on all target areas. The promising geophysical results can be expected to attract the financing to conduct a significant diamond-drill program with an expectation of success.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Douglas Hume, Chairman, Nuinsco Resources Limited (416) 626-0470
Cathy Hume, Investor Relations; Hume, Kieran Inc. (403) 541-1225

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